UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 20, 2009

N8 CONCEPTS, INC.
(Exact Name of Registrant as Specified in its Charter)

Colorado	333-145659	20-8677788
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1869 W. Littleton Blvd., Littleton, Colorado 80120
(Address of Principal Executive Offices)

(303) 738-8994
Registrants Telephone Number

______________________________.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations
Item 1.01. Entry into a Material Definitive Agreement.

Letter of Intent
On March 20, 2009, A letter of intent ("LOI") was signed setting forth the understanding, which has been reached between SC BluWood, Inc. a California company ("Seller") and N8 Concepts, Inc., a Colorado corporation ("Company"), concerning the acquisition of Seller by Company.

There are no material relationships between the registrant or its affiliates and any of the parties to the agreement other that in respect to this agreement.

This Letter of Intent has been filed as an exhibit to this Current Report on for 8K.

A summary of terms material to the registrant in the LOI are as follows:

The Company will acquire 100% of Seller's issued and outstanding stock (the "Seller's Shares") owned by the shareholders of the Seller (the "Acquisition"). Upon completion of the Acquisition, Seller will become a wholly owned subsidiary of the Company.

Seller and Seller's shareholders shall receive a total of fifty million (50,000,000) shares of the Company's common stock (the "Company Shares") upon the closing of the Acquisition (the "Closing"), in exchange for all of the Seller Shares.

The parties shall negotiate in good faith a bonus package ("Bonus Package") for Seller's officers, directors and key employees. This Bonus Package shall in accordance with industry standards.

Each manager of the Seller shall receive a monthly salary comparative to other executives in the same capacity.

Seller shall be provided sufficient operating capital to achieve certain milestones as per a pre-approved budget. Budget and milestones must be mutually agreed upon prior to Acquisition.

The Company will have provided to Seller the sum of one hundred thousand US dollars ($100,000).

This LOI shall constitute an enforceable agreement between the Company and Seller, and shall serve as the Agreement until such time as the Definitive Agreement may be prepared, however, no longer than sixty (60) days from the signing date. The Company and Seller agree to use their respective best efforts to negotiate a mutually acceptable Definitive Agreement and to consummate the Acquisition.

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective April 23, 2009, N8 Concepts, Inc. (N8) has accepted the resignation of James H. Watson, Jr. as President of N8 and has appointed Steve Conboy as President of N8. Mr. Watson continues as Chairman of the Board of Directors. Mr. Watson's resignation was not related to any disagreement on any matter relating to the Company's operations, policies or practices.

Effective April 23, 2009, N8 Concepts, Inc. (N8) has appointed Steve Conboy as a member of the Board of Directors. Mr. Conboy shall serve until the next annual meeting of the stockholders.

The appointment of Mr. Conboy as our new president and member of the Board of Directors is related to our intention to acquire SC BluWood, Inc. pursuant to the Letter of Intent we entered into with SC BluWood, Inc. on March 20, 2009. Mr. Conboy is the President and CEO of SC BluWood, Inc.

There are no family relationships between Mr. Conboy and any officer or director of the registrant.

Business Experience

Steve Conboy, President and Director; Age: 54

Steve is the founder of Framers Choice, Inc. and SC Bluwood, Inc. He is an accomplished entrepreneur and veteran in the construction industry.

Steve started his career in Southern California in 1979. Following 17 years of framing he went to work for Trus Joist, Weyerhaeuser. During his tenure with Trus Joist Steve was transferred to LasVegas to convert the market from Open-Web joists to I- Joists.

In 2001 Steve started Framers Choice Inc. (FCI) in Las Vegas, Nevada. FCI teamed with Nascor products to market I- Joist in the Western United States. Steve's framing background and engineered wood experience were applied to create the "Wide and Deep"™ floor system. Steve defined and branded his whole framing package as the Frame Right System™ in the spring of 2006.

In the fall of 2006 Steve created Southern California Bluwood, Inc. with the purchase of BluWood licensing for Southern California and Arizona. By the end of 2007 Steve Conboy secured all of the BluWood licensing for the Western United States and renamed the company to SC Bluwood, Inc. FCI/SC Bluwood has developed a family of Blu building products and a builder program utilizing these products.

Employment History

SC Bluwood, Inc. & Framer Choice, Inc. 2005 - 2009 President & CEO
Sales and marketing responsibilities.

President & CEO of Power Building Systems in California.
Successfully set up Operations, Technical Team and Sales Force.

President & CEO of Framing Systems Inc. Las Vegas/ California.
Successfully merged into Power Building Systems in 2003.

Education
Graduated High School 1972
B.O.C.E.S. 1970-72 Refrigeration & Air Conditioning
Trus Joist Technical training 1997 - 1999

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

Exhibits

Eworld Interactive, Inc. includes herewith the following exhibits:

10.1 Binding Letter of Intent – Between N8 Concepts, Inc., and SC BluWood, Inc., March 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

N8 Concepts, Inc.

Date: April 24, 2009

By: \s\ Steve Conboy, President
Name: **Steve Conboy**
Title: President and CEO